SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For May 2012
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F        Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2012, incorporated by reference herein:
Exhibit

99.1     Release dated May 10, 2012, entitled “UPDATE IN RESPECT OF CONDITIONS
           PRECEDENT TO THE SALE AGREEMENT IN RESPECT OF THE DISPOSAL OF
           DRDGOLD’S ENTIRE INTEREST IN BLYVOORUITZICHT GOLD MINING
           COMPANY LIMITED (“BLYVOOR”) TO VILLAGE MAIN REEF LIMITED
           (“VILLAGE”)”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: May 11, 2012 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE Share Code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD”)
UPDATE IN RESPECT OF CONDITIONS PRECEDENT TO THE SALE AGREEMENT IN
RESPECT OF THE DISPOSAL OF DRDGOLD’S ENTIRE INTEREST IN BLYVOORUITZICHT
GOLD MINING COMPANY LIMITED (“BLYVOOR”) TO VILLAGE MAIN REEF LIMITED
(“VILLAGE”)
1.            INTRODUCTION
DRDGOLD shareholders (“Shareholders”) are referred to the announcement published on the Securities
Exchange News Service of the JSE Limited on 13 February 2012 and in the financial press on 14 February
2012 (“Announcement”). The Announcement contained details of the salient terms and conditions relating to the disposal by DRDGOLD of its entire interest in Blyvoor to a wholly-owned subsidiary of Village
(“Purchaser”) (“Transaction”).
In terms of the sale of shares and claims agreement pertaining to the Transaction (“Agreement”),
DRDGOLD agreed to sell its entire shareholding in Blyvoor (which amounts to 74% of the total issued ordinary share capital of Blyvoor) (“Sale Shares”) and its working capital and shareholder loan claims against Blyvoor (“Sale Claims”) to the Purchaser.
The Transaction comprises the Part A Sale and the Part B Sale. In terms of the Part A Sale, the Sale Claims are sold to the Purchaser and in terms of the Part B Sale, the Sale Shares are sold to the Purchaser.
2.
STATUS OF THE PART A SALE CONDITIONS PRECEDENT
Prior to the waiver set out below, the Part A Sale was subject to the fulfilment or waiver (if applicable), of the following conditions precedent:
2.2.1       by not later than 17h00 on 30 May 2012, the Savuka transaction agreements (in terms of which
Blyvoor will, inter alia, enter into a sale of mining right agreement with AngloGold Ashanti Limited in respect of the portion of the West Wits Mining Right that relates to the Savuka gold mine) having been concluded, to the reasonable satisfaction of the Purchaser (“Savuka Condition Precedent”);
2.2.2       by not later than 17h00 on 30 March 2012, an escrow agreement, governing the escrow arrangement more fully described in the Announcement, having been concluded and becoming unconditional save for any condition requiring the unconditional operation of the Agreement (“Escrow Condition
Precedent”); and
2.2.3    by not later than 17h00 on 30 May 2012, the South African Competition Authorities having unconditionally approved the Transaction, or conditionally approved it on terms and conditions which each of the Purchaser and DRDGOLD confirm in writing to the other to be acceptable
(“Competition Condition Precedent”).
DRDGOLD is pleased to advise Shareholders that the Escrow Condition Precedent has been fulfilled and that the Purchaser has waived the Savuka Condition Precedent.
In the circumstances, implementation of the Part A Sale remains subject only to the fulfilment of the
Competition Condition Precedent.
Johannesburg
10 May 2012
Corporate Advisor and Transaction Sponsor
One Capital
Attorneys
Cliffe Dekker Hofmeyr Inc.